SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
______________

SCHEDULE 13G
Under the Securities Exchange Act of 1934

Codiak Biosciences, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

192010106

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)

[X]	Rule 13d-1(c)

[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

(Continued on following pages)

CUSIP No. 192010106
1	NAME OF REPORTING PERSONS Alaska Permanent Fund Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Alaska
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,422,895
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,422,895
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 23.56%*
12	TYPE OF REPORTING PERSON OO
*
Percentage calculated based on 18,767,674 shares of common stock, par value $0.0001 per share, being the shares of common stock outstanding as of November 19, 2020 as reported on the Issuer’s Form 10-Q as filed with the Securities and Exchange Commission on November 19, 2020.

Item 1(a).	Name of Issuer:

Codiak Biosciences, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

499 Illinois Street, Suite 500, San Francisco, California 94158.

Item 2(a).	Name of Person Filing:

This Schedule 13G is being filed by the Alaska Permanent Fund Corporation with respect to the Common Stock, par value $0.0001 per share or Codiak Biosciences, Inc.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of the Reporting Person is 801 West 10th Street, Suite 302, Juneau, Alaska, 99801.

Item 2(c).	Citizenship:

The Reporting Person is the Alaska Permanent Fund Corporation, acting for and on behalf of the funds which the Alaska Permanent Fund Corporation is designated by Alaska Statutes 37.13 to manage and invest.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.0001 per share.

Item 2(e).	CUSIP Number:

192010106

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a) Amount beneficially owned as of December 31, 2020:

(i) Yukon Investors, LLC directly owns 568,797 shares of the Issuer’s common stock. The Reporting Person is a member of Yukon Investors, LLC, and may be deemed to beneficially own the shares held by it.

(ii) ARCH Venture Fund VIII, L.P. and ARCH Venture Fund VIII Overage, L.P. directly own 3,854,098 shares of the Issuer’s common stock. The Reporting Person is a limited partner in each of ARCH Venture Fund VIII, L.P. and ARCH Venture Fund VIII Overage, L.P. and may be deemed to beneficially own the shares held by such funds.

(b) Percent of class:

See Row 11 of the cover page for the Reporting Person.

(c) Number of shares as to which the Reporting Person has:

(i) Sole power to vote or to direct the vote

See Row 5 of the cover page for the Reporting Person.

(ii) Shares power to vote or to direct the vote:

See Row 6 of the cover page for the Reporting Person.

(iii) Sole power to dispose or to direct the disposition of:

See Row 7 of the cover page for the Reporting Person.

(iv) Shared power to dispose or to direct the disposition of:

See Row 8 of the cover page for the Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 15, 2021

The Alaska Permanent Fund Corporation*

By:	/s/ Angela Rodell
Name:	Angela Rodell
Title:	Chief Executive Officer

*The Reporting Person disclaims beneficial ownership over the securities reported herein except to the extent of the Reporting Persons’ pecuniary interest therein.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).